SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2007

Commission File Number 001-33535

Spreadtrum Communications, Inc.

(Translation of Registrant’s Name Into English)

Spreadtrum Center, Building No. 1

Lane 2288, Zuchongzhi Road

Zhangjiang, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes  ☐    No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes  ☐    No  ☒

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes  ☐     No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

Spreadtrum Communications, Inc. (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press release, dated August 22, 2007, entitled “2007 Technology Forum to be Held August 29.”

Exhibit 99.2:	Press release, dated August 27, 2007, entitled “Spreadtrum Announces First Commercial AVS Audio/Video Decoder Chip.”

Exhibit 99.3:	Press release, dated August 29, 2007, entitled “Spreadtrum Announces SC6600H: A New Mobile Baseband Chip for Enhanced CD Sound Quality.”

Exhibit 99.4:	Press release, dated August 29, 2007, entitled “Spreadtrum Announces New SC6600R Chip: A New Generation of Higher Performance Multimedia Baseband.”

Exhibit 99.5:	Press release, dated August 29, 2007, entitled “Spreadtrum and ZTE Sign TD-SCDMA Strategic Partnership Agreement.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spreadtrum Communications, Inc.

By:	/s/ Ping Wu
Name:	Ping Wu
Title:	President, Chief Executive Officer and Chairman of the Board of Directors

Date: September 4, 2007

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press release, dated August 22, 2007, entitled “2007 Technology Forum to be Held August 29.”

Exhibit 99.2:	Press release, dated August 27, 2007, entitled “Spreadtrum Announces First Commercial AVS Audio/Video Decoder Chip.”

Exhibit 99.3:	Press release, dated August 29, 2007, entitled “Spreadtrum Announces SC6600H: A New Mobile Baseband Chip for Enhanced CD Sound Quality.”

Exhibit 99.4:	Press release, dated August 29, 2007, entitled “Spreadtrum Announces New SC6600R Chip: A New Generation of Higher Performance Multimedia Baseband.”

Exhibit 99.5:	Press release, dated August 29, 2007, entitled “Spreadtrum and ZTE Sign TD-SCDMA Strategic Partnership Agreement.”